UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      August 26, 2005

Mr. Thomas A. Loucks
Trend Mining Company
President and Chief Executive Officer
5439 South Prince Street
Littleton, Colorado 80120


      Re:	Trend Mining Company
		Registration Statement on Form SB-2
      Filed April 18, 2005 and amended August 8, 2005
		File No. 333-124144

Dear Mr. Loucks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Business and Properties

Properties, Page 18
1. We note your table of properties includes a column for the cost of
properties, with a footnote explanation that this does not
represent
cost as defined by SEC guidelines.    Please remove this column
from
your property table and the related footnote disclosure to avoid investor confusion. Expand your description of the properties to include all the information required by Securities Act Industry Guide
7(b).

Risk Factors, page 3
2. We note your response number 10 and the disclosure you have added on page 7. The fact that Mr. Kaplan and his affiliates can demand repayment due to the completion of the private placement - whether they choose to do so or not - appears to be a separate matter from your ability to raise funds. Break out this disclosure into a separate risk factor addressing the impact on the company if Mr. Kaplan chooses to exercise his right or repayment. Also expand the disclosure on page 13 to specify that the recent private placement satisfies the repayment condition.

Executive Compensation, page 29

Summary of Cash and Certain Other Compensation
3. We note your response to prior comment number 21. However, Mr. Ryan did serve as your chief executive officer during the last fiscal year ended September 30, 2004. Item 402(a)(2) requires the disclosure of compensation awarded to "all individuals serving as the registrant`s chief executive officer or acting in a similar capacity during the last completed fiscal year, regardless of compensation." We therefore reiterate that comment.

Related Party Transactions, page 36
4. We note your response number 26. Provide that information in the registration statement.

Financial Statements

General

5. To the extent our comments on your annual financial statements included in this Form SB-2 Amendment No. 1 result in revisions to these statements, you should also file an amended Form 10-KSB and 10-Q for the quarters ended December 31, 2004 and March 31, 2005 as appropriate to reflect corresponding changes. These amended filings should also reflect the error correction you have reported for the year ended September 30, 2004.

Unaudited Financial Statements for the three months and six months ended March 31, 2005

General

6. Update your unaudited financial statements to include interim financial statements as of June 30, 2005, as required by Rule 3-
10(g)
of Regulation SB as part of your amended SB-2 filing in response to these comments.

Audited Financial Statements for the fiscal year ended September
30,
2004

Notes to Financial Statements

Note 4 - Capital Stock, page F-36

7. We have considered your response to our prior comment 40. With respect to the 8,868,174 warrants outstanding as of September 30, 2004, revise footnote four to include a table that summarizes the number of warrants outstanding for each exercise price and expiration date as required under FAS 129, paragraphs 4.

Note 5 - Common Stock Options and Warrants, page F-38

8. We note that you have restated your financial statements for the accounting for the gain on sale of internal securities. In the fifth paragraph, please remove the statement "this gain is reflected in the income statement as internal gain from sale of securities."

Note 6 - Related Party Transactions, page F-39

9. We have considered your response to our prior comment number
42.
Please revise footnote six to disclose the nature of the relationship of each identified related party to the registrant as required by FAS
57, paragraphs 2-3.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 824-5567 or Jill
Davis,
Accounting Branch Chief, at (202) 942-1996, if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 942-1908 or, in her absence, the undersigned, at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	H. Rothman
      C. Moncada-Terry

Mr. Thomas A. Loucks
Trend Mining Company
August 26, 2005
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